[Letterhead of Vinson & Elkins LLP]

May 6, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Lone Pine Resources Inc.

Amendment No. 4 to Registration Statement on Form S-1 Filed April 27, 2011

Amendment No. 5 to Registration Statement on Form S-1 Filed May 3, 2011

Supplemental Response Submitted May 3, 2011

File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 5, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has furnished through EDGAR as correspondence and separately forwarded courtesy copies of the enclosed draft Amendment No. 6 (“Amendment No. 6”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from the prior draft Amendment No. 6 to the Registration Statement furnished through EDGAR as correspondence on May 3, 2011.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

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Securities and Exchange Commission   May 6, 2011

General

1.                        We remind you of comment 2 from our letter dated January 10, 2011. Please provide relevant updates in each amendment. In that regard, your disclosure at page 191 suggests that you may adopt your annual incentive plan prior to effectiveness of the registration statement. Please revise your filing to provide all required disclosure, or tell us why additional disclosure is not required.

Response:        The Registrant acknowledges the Staff’s comment.  The Registrant has provided updated disclosure with draft Amendment No. 6.  Specifically, the Registrant has revised its disclosure to clarify that the Registrant expects to adopt its annual incentive plan following completion of the offering.  Please see page 191 of draft Amendment No. 6.  The Registrant advises the Staff that draft Amendment No. 6 currently includes all artwork and graphics that the Registrant intends to include in the prospectus.

2.                        We remind you of comment 3 from our letter dated January 10, 2011. With your next amendment, please file all omitted exhibits, including the legal opinion of Vinson & Elkins L.L.P., consent of Vinson & Elkins L.L.P. and form of underwriting agreement. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

Response:        The Registrant intends to file with Amendment No. 6 all remaining exhibits to the Registration Statement, including the legal opinion and consent of Vinson & Elkins L.L.P and the form of underwriting agreement.

3.                        We also remind you of comment 5 from our letter dated January 10, 2011. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response:        The Registrant acknowledges the Staff’s comment and confirms that, prior to submitting a request for accelerated effectiveness of the Registration Statement, the Registrant will ensure that the Staff has received a letter or call from FINRA that confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

Pro forma Balance Sheet as of March 31, 2011, page 61

4.                        Please clarify and disclose the nature and terms of the bank credit facility associated with your pro forma adjustment of $111,399. In doing so, please clarify and disclose the significant terms used in calculating the pro forma interest expense associated with this credit facility. If actual interest rates in this credit facility can vary from those to be depicted, disclose the effect on income of a 1/8 percent variance in interest rates.

Response:        The Registrant advises the Staff that the nature and terms of the bank credit facility associated with the pro forma adjustment of $111,399 are disclosed on pages 80 through 81 as well as F-16 through F-18 of draft Amendment No. 6.  The significant terms used in calculating the pro forma interest expense associated with this bank credit facility are as follows:

•                                          Borrowings bearing interest at the Canadian Prime Rate plus 75 to 175 basis points, depending on borrowing base utilization.  The Canadian Prime Rate used in the pro forma calculations ranged from 2.25% — 3.00%.  The credit facility also provides for the borrower to select an alternative interest rate equal to the “sum of the applicable bankers’ acceptance rate including a stamping fee of between 175 to 275 basis points, depending on borrowing base utilization.”  This alternative rate was not utilized for purposes of the pro forma interest expense adjustments since CFOL had a history of using the prime rate option under its existing credit facility, which also provided for the same “bankers’ acceptance rate” option.

•                                          A commitment fee of .5%, which accrues on the amount of unutilized commitment.

Actual interest rates in this credit facility can vary from those used in calculating the pro forma interest expense adjustments.  If the historical Canadian Prime Rate used in the pro forma interest expense calculations had been 1/8 percent higher, pro forma net earnings for the year ended December 31, 2010 would have been approximately $18 lower and pro forma net loss for the three months ended March 31, 2011 would have increased by approximately $16.  The Registrant has revised its disclosure as requested.  Please see pages 64 and 65 of draft Amendment No. 6.

(4), page 65

5.                        We note your calculations of pro forma earnings per share assumes incremental issued shares representing the $50 million dividend less 2010 income of $33 million divided by the estimated IPO price. It appears that you combined the pro forma earnings per share calculation required by Article 11(b)(7) of Regulation S-X with the calculation required by SAB Topic 1:B.3. Please revise to separately disclose your earnings per share as required by Article 11(b)(7) of Regulation S-X and your earnings per share to comply with SAB Topic 1:B3. Your earnings per share disclosure complying with SAB Topic 1:B3 should be presented in your pro forma statements of operations as well the historical statements of operations of Canadian Forest Oil Ltd. Refer to the April 17, 2007 Discussion Document C from the SEC Regulations Committee meeting on this topic for further guidance, which can be accessed at the following address: http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion Document C 041  707.pdf.

Response:        The Registrant has revised the presentation of earnings per share within the pro forma statements of operations to separately disclose its earnings per share as required by Article 11(b)(7) of Regulation S-X and its earnings per share to comply with SAB Topic 1:B3.  Additionally, the Registrant has added pro forma net earnings per share to Canadian Forest Oil Ltd.’s historical statements of operations. Please see page 65 of draft Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Lease Operating Expenses, Page 73

6.                        We note that your lease operating expenses increased 46% in the first quarter of 2011 compared to the first quarter of 2010 due to increased maintenance costs, higher winter weather-related costs, and higher utility and chemical costs. Please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In addition, expand to discuss the business developments that underlie these factors. For example, disclose why your maintenance costs increased during the referenced periods.

Response:        The Registrant has quantified the incremental impact of each of the listed components of lease operating expenses that increased from the first quarter of 2010 to the first quarter of 2011.  In addition, the Registrant expanded its discussion to include the developments that underlie the increases such as the increase in maintenance, utility, and chemical costs.  The Registrant also added a discussion regarding the impact of the strengthening Canadian dollar to its reported lease operating expense in U.S. dollars.  Please see pages 73 and 74 of draft Amendment No. 6.

Management’s discussion and analysis of financial condition and results of operations, page 66

Liquidity and Capital Resources, page 78

7.                        Please disclose in this section the working capital deficit reflected in the pro forma balance sheet for Lone Pine Resources, Inc. as of March 31, 2011 that you have provided at page 61.

Response:        The Registrant has revised its disclosure as requested.  Please see page 78 of draft Amendment No. 6.

Consolidated Balance Sheets, page F-3

8.                        We note that your prepaid expense totals $12,887 as of March 31, 2011. Please tell us and disclose the types of prepayments included in this account. To the extent that such prepayments relate to future exploratory or development activities of your oil and gas properties, specify the nature of these activities. For example, if any of the prepayments relate to future drilling costs, tell us if such drilling relates to exploratory or development wells. To the extent applicable, please tell us how these prepayments impact your calculation of the standardized measure of discounted future net cash flows, as well as your ceiling test.

Response:        The Registrant advises the Staff that the primary components of prepaid expenses of $12,887 as of March 31, 2011 are (i) a $7,736 deposit made in March 2011 in connection with the acquisition of certain natural gas properties located in the Narraway/Ojay fields, which was completed on April 29, 2011, and (ii) a $3,762 advanced royalty deposit paid to Alberta.  At March 31, 2011, neither of these prepayments related to future exploratory or development activities and neither were applicable to our year-end calculation of the standardized measure of discounted future net cash flows or our ceiling test.

9.                        We note your disclosure on page 65 that the $50 million payment to Forest is considered a dividend. Please tell us how you considered giving effect to this dividend in a pro forma balance sheet presented alongside your historical balance sheet.

Response:        The Registrant has added a pro forma balance sheet as of March 31, 2011 alongside the historical balance sheet in accordance with SAB Topic 1:B3.  Please see page F-3 of Amendment No. 6.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden